SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Shinhan Financial Group 2008 3Q Operating Results
     On October 31, 2008, Shinhan Financial Group (“SFG”) announced its operating results for the nine month period ended on September 30, 2008. Below are the key figures we announced through a fair disclosure. The IR presentation materials are available on our website (www.shinhangroup.com).
     The financial information herein has been prepared in accordance with accounting principles generally accepted in Korea. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the review process.
1. Operating Results of Shinhan Financial Group (consolidated)
(KRW Million)

	3Q 2008	3Q 2007
	(9months)	(9months)	Chg%
Operating Revenue	36,627,447	19,352,382	89.3%
Operating Income	2,520,236	3,488,663	-27.8%
Continuing Operations Income Before Income Tax	2,507,698	3,550,626	-29.4%
Net Income	1,734,903	2,170,649	-20.1%
(KRW Million)

	3Q 2008	2Q 2008		3Q 2007
	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	15,944,562	9,616,503	65.8%	6,568,573	142.7%
Operating Income	515,183	1,149,007	-55.2%	858,550	-40.0%
Continuing Operations Income Before Income Tax	494,243	1,110,929	-55.5%	877,535	-43.7%
Net Income	323,272	791,278	-59.1%	524,207	-38.3%
2. Operating Results of Shinhan Bank (non-consolidated)
(KRW Million)

	3Q 2008	3Q 2007
	(9months)	(9months)	Chg%
Operating Revenue	29,298,125	12,685,993	130.9%
Operating Income	1,529,418	2,655,672	-42.4%
Continuing Operations Income Before Income Tax	1,458,364	2,588,307	-43.7%
Net Income	1,090,045	1,853,915	-41.2%
(KRW Million)

	3Q 2008	2Q 2008		3Q 2007
	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	13,337,746	7,201,996	85.2%	4,148,992	221.5%
Operating Income	313,209	682,303	-54.1%	587,210	-46.7%
Continuing Operations Income Before Income Tax	292,052	640,751	-54.4%	471,854	-38.1%
Net Income	214,317	493,965	-56.6%	316,075	-32.2%
3. Operating Results of Shinhan Card (non-consolidated)
(KRW Million)

	3Q 2008	3Q 2007
	(9months)	(9months)	Chg%
Operating Revenue	3,155,854	2,053,207	53.7%
Operating Income	1,071,674	927,659	15.5%
Continuing Operations Income Before Income Tax	1,122,479	933,926	20.2%
Net Income	813,790	1,394,939	-41.7%
(KRW Million)

	3Q 2008	2Q 2008		3Q 2007
	(3months)	(3months)	Chg%	(3months)	Chg%
Operating Revenue	1,112,432	1,008,826	10.3%	659,433	68.7%
Operating Income	321,492	360,906	-10.9%	230,472	39.5%
Continuing Operations Income Before Income Tax	322,666	361,090	-10.6%	231,749	39.2%
Net Income	234,823	261,497	-10.2%	194,223	20.9%

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
	By	/s/ Buhmsoo Choi
	Name:	/Buhmsoo Choi
	Title:	Chief Financial Officer
Date : October 31, 2008